MD&A:
Our Business	2
Strategy and Objectives	4
Operating Results	5
Financial Condition	8
Cash Flows	9
Liquidity and Capital Resources	10
Legal Proceedings	11
Outlook	12
Financial Risk Management	12
Critical Accounting Estimates	15
Adoption of New Accounting Standards	16
Future Accounting Standards	16
Related Party Transactions	16
Internal Control Over Financial Reporting	17
Risks and Uncertainties	17
Definition and Reconciliation of Non-GAAP Measures	17
Forward-Looking Statements	19

Interim Consolidated Financial Statements	21

Notes to Interim Consolidated Financial Statements	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (MD&A) comments on Gildan’s operations, performance and financial condition as at and for the three months ended January 4, 2009, compared to the corresponding period in the previous year. For a complete understanding of our business environment, trends, risks and uncertainties and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read together with the unaudited interim consolidated financial statements as at and for the three months ended January 4, 2009, and the related notes, and with our MD&A for the year ended October 5, 2008 (2008 Annual MD&A) which is part of the fiscal 2008 Annual Report. This MD&A is dated February 11, 2009. All amounts in this report are in US dollars, unless otherwise noted.

All financial information contained in this MD&A and in the unaudited interim consolidated financial statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), except for certain information discussed in the paragraph entitled “Non-GAAP Financial Measures” on page 5 of this MD&A. The unaudited interim consolidated financial statements and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about Gildan, including our 2008 Annual Information Form, is available on our website at www.gildan.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-looking Statements” cautionary notice on page 19.

In this MD&A, “Gildan”, the “Company”, or the words “we”, “us”, “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries and joint venture.

The Company’s revenues and income are subject to seasonal variations. Consequently, the results of operations for the first quarter are traditionally not indicative of the results to be expected for the full year.

OUR BUSINESS

Gildan is a vertically-integrated marketer and manufacturer of activewear, socks and underwear. The Company operates in one business segment, being high-volume, basic, frequently replenished, non-fashion apparel. We are the leading supplier of activewear for the screenprint channel in the U.S. and Canada, and also a leading supplier for this market in Europe. We sell socks and underwear, in addition to our activewear products, to mass-market and regional retailers in North America. The acquisitions of Kentucky Derby Hosiery (Kentucky Derby) in July 2006 and V.I. Prewett & Son, Inc. (Prewett) in October 2007, combined with the addition of new branded and private label sock programs, have positioned Gildan as a leading supplier of basic family socks in the U.S. mass-market retail channel.

Our Products

We specialize in marketing and large-scale low-cost manufacturing of basic, non-fashion apparel products for customers requiring an efficient supply chain and consistent product quality for high-volume automatic replenishment programs.

We sell activewear products, namely T-shirts, fleece and sport shirts, in large quantities to wholesale distributors as undecorated “blanks”, which are subsequently sold to screenprinters and embroiderers who decorate our products with designs and logos. Our products are made of cotton and of blends of cotton and synthetic fibers. We sell our products to wholesale distributors under the Gildan brand. Our products are used in a variety of daily activities by consumers. Uses of our activewear product-line include work and school uniforms, athletic teamwear and other end-uses to convey individual, group and team identity. Consumers also purchase the Company’s activewear products in venues such as sports, entertainment and corporate events, as well as travel and tourism destinations.

In the retail channel, we sell a variety of styles of socks and, to a lesser extent at this stage, men’s and boys’ underwear and undecorated activewear products. We sell these products to mass-market and regional retailers in North America under various retailer private label programs and under the Gildan brand.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Facilities

Manufacturing

To support our sales in the various markets, we have built modern manufacturing facilities located in Central America and the Caribbean Basin where we manufacture T-shirts, fleece, sport shirts, socks and underwear. Our largest manufacturing hub in Central America includes our first integrated knitting, bleaching, dyeing, finishing and cutting textile facility (Rio Nance 1) to produce activewear and, more recently, underwear fabric. This facility, located in Rio Nance, Honduras, became operational in 2002. During 2007, we commenced production at an integrated sock manufacturing facility (Rio Nance 3) and a new integrated textile facility for the production of activewear fabric (Rio Nance 2), in Rio Nance, Honduras.

We have also established a vertically-integrated Caribbean Basin manufacturing hub with a textile facility for the production of activewear fabric in Bella Vista, Dominican Republic, which became operational in fiscal 2005.

In addition to our integrated sock manufacturing facility and leased sock finishing facility, located in our Central America hub, we operate U.S. sock manufacturing facilities in Fort Payne, Alabama, purchased as part of the sock manufacturing acquisition in fiscal 2008. On December 11, 2008, we announced plans to phase out sock finishing operations in the U.S. by the end of June 2009 and consolidate operations in Honduras, in order to remain globally competitive in the current economic conditions.

Our sewing facilities are strategically located in close proximity to our textile manufacturing facilities. We own and operate sewing facilities in Nicaragua and Honduras to support our textile manufacturing hub in Central America. To support our vertically-integrated production in the Dominican Republic, we utilize third-party contractors in Haiti, and we are in the process of establishing a sewing facility in the Dominican Republic which we expect to be operational in fiscal 2009.

Yarn-Spinning

CanAm Yarns, LLC (CanAm), our joint-venture company with Frontier Spinning Mills, Inc. (Frontier), operates yarn-spinning facilities in Georgia and North Carolina. CanAm’s yarn-spinning operations, together with supply agreements currently in place with Frontier and other third-party yarn providers, serve to meet our yarn requirements.

Sales, Marketing and Distribution

Our global sales and marketing office is located in St. Michael, Barbados where we employ more than 160 full-time employees. Our sales and marketing team is responsible for all customer-related functions including sales management, marketing, customer service, credit management, sales forecasting, and inventory control.

We distribute our products for the screenprint channel in the U.S. primarily out of our company-owned distribution centre in Eden, North Carolina, and also use third-party warehouses in the western United States, Canada, Mexico, Europe and Asia to service our customers in these markets. To service the mass-market retail channel, we operate distribution centres in Martinsville, Virginia and Fort Payne, Alabama.

Employees and Corporate Offices

As of the end of the first quarter of fiscal 2009 we employed more than 19,000 full-time employees worldwide. Our corporate head office is located in Montreal, Canada.

Market Overview

Target Market

Our markets for activewear, socks and underwear are characterized by low fashion risk compared to many other apparel markets, since our products are basic, frequently replenished and produced in a limited range of sizes, colours and styles, and since logos and designs for the screenprint market are not imprinted or embroidered by Gildan.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

The demand for activewear products in the screenprint channel has been driven by several market trends such as:

  the use of activewear for uniform applications;
  the use of activewear for corporate promotions;
  the use of activewear for event merchandising (such as concerts, festivals, etc.);
  the evolution of the entertainment/sports licensing and merchandising businesses;
  the use of activewear products for travel and tourism;
  the emphasis on physical fitness; and
  the use and acceptance of casual dress in the workplace.

In addition, reductions in manufacturing costs, combined with quality enhancements in activewear apparel, such as pre-shrunk fabrics, improved fabric weight, blends and construction, as well as an increased range of colours and styles have provided consumers with superior products at lower prices.

In the U.S. screenprint channel, T-shirt unit shipments have grown at a compounded annual rate of 4.5%, between 1999 and 2008, according to S.T.A.R.S. reports produced by ACNielsen Market Decisions which tracks unit volume shipments from U.S. wholesale distributors to U.S. screenprinters. Industry volume for T-shirts during this ten-year period declined only twice, namely in calendar year 2001 by 3.4% and in 2008 by 4.9% .

During fiscal 2009, we expect the current global financial market crisis and economic slowdown to negatively impact demand in the U.S. screenprint channel, including a decline in corporate and consumer spending. In addition, we expect that a more unfavourable supply-demand and competitive environment, combined with recent deflation in cotton and energy prices, will result in downward pressure on net selling prices. These same market and competitive factors and risks may impact demand and selling prices in other international screenprint markets. Similarly, while the basic replenishment nature of our products sold into the mass-market retail channel may moderate the negative impact of the downturn in overall economic conditions and consumer spending, the retail market for our products has been experiencing weaker demand and inventory reductions by retailers. Consequently, there is no assurance that our sales will not be negatively impacted by the current economic uncertainty.

Competitive Environment

The market for our products is highly competitive. Competition is generally based upon price, with reliable quality and service also being requirements for success. Our primary competitors in North America both in the screenprint and retail channels are the major U.S.-based manufacturers of basic family apparel for the screenprint and retail channels, such as the Hanes, Fruit of the Loom, Jerzees and Anvil brands. Competition in socks in the U.S. mass-market retail channel is more fragmented, with a higher proportion of private label programs that are frequently outsourced from Asian contractors by retail vendors based in the U.S.

The competition in the European screenprint channel is similar to that in North America, as we compete primarily with the U.S.-based brands mentioned above. We also have European-based competitors that do not have integrated manufacturing operations and source products from suppliers in Asia. In addition, we may face the threat of increasing global competition.

STRATEGY AND OBJECTIVES

Our growth strategy comprises the following initiatives:

  Continue to increase market share in the U.S. screenprint channel in all product categories;
  Leverage our successful business model to further penetrate the mass-market retail channel and develop Gildan as a consumer brand;
  Pursue international growth opportunities;
  Continue to generate manufacturing and distribution cost reductions; and
  Pursue selective complementary acquisitions.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

We believe that our success in developing our vertically-integrated manufacturing hubs has allowed us to provide our customers with low prices, consistent product quality and a reliable supply chain, and has been a main reason that we have been able to continue to increase our market presence and establish our market leadership in the imprinted sportswear market. Management believes that these same factors will support Gildan’s strategy to expand its presence in international screenprint markets and further penetrate the retail channel.

We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described under the “Financial Risk Management” and “Risks and Uncertainties” sections of our 2008 Annual MD&A, as subsequently updated in this interim MD&A.

OPERATING RESULTS

Statement of Earnings Classifications

Effective the first quarter of fiscal 2009, we changed certain classifications of our Statement of Earnings and Comprehensive Income with retrospective application to comparative figures presented for prior periods. These new classifications align the results of operations by function and incorporate presentation requirements under Canadian Institute of Chartered Accountants (CICA) Handbook Section 3031, Inventories, which has been adopted effective the first quarter of fiscal 2009. Pursuant to the requirements of Section 3031, depreciation expense related to manufacturing activities is included in cost of sales. The remaining depreciation and amortization expense has been reclassified to selling, general and administrative (SG&A) expenses. Depreciation and amortization expense is therefore no longer presented as a separate caption on the Statement of Earnings and Comprehensive Income. In addition, we reclassified certain other items in our Statement of Earnings and Comprehensive Income. Outbound freight, previously classified within SG&A expenses, is now reported within cost of sales. Also, a new caption is now presented for financial expenses and income, which includes interest income and expenses, foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts), and other financial charges. Interest expense net of interest income was previously reported as a separate caption, while foreign exchange gains and losses (including mark-to-market adjustments of forward foreign exchange contracts) were previously included in cost of sales. Other financial charges were previously reflected in SG&A expenses. These changes in classification have resulted in a decrease of $13.4 million and $0.9 million in gross profit and SG&A expenses, respectively, compared to the amounts previously reported for the first quarter of fiscal 2008. For the period ended December 30, 2007, the decrease of $13.4 million in gross profit is due to reclassifications of $9.5 million of depreciation and amortization expense, $3.6 million of outbound freight and $0.3 million of foreign exchange gains and other financial income. There has been no impact on net earnings as a result of these changes in classification.

Non-GAAP Measures

We use non-GAAP measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use non-GAAP measures such as adjusted net earnings, adjusted diluted EPS, EBITDA, free cash flow, total indebtedness and net indebtedness to measure our performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and operating results.

We refer the reader to page 17 for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable GAAP measures.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Quarterly Results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited but has been prepared on the same basis as the annual audited consolidated financial statements. The operating results for any quarter are not necessarily indicative of the results to be expected for any period.

(in $ millions, except per share amounts) (1)	2009				2008			2007
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	184.0	324.7	380.8	293.8	250.5	254.9	291.6	232.1
Net earnings(2)	4.3	21.8	54.5	42.1	27.9	41.3	52.4	20.9
Net earnings per share(2)
Basic EPS	0.04	0.18	0.45	0.35	0.23	0.34	0.44	0.17
Diluted EPS	0.04	0.18	0.45	0.35	0.23	0.34	0.43	0.17
Total assets(2)	1,043.5	1,101.3	1,104.4	1,057.9	993.3	872.0	822.0	792.6
Total long-term financial liabilities	51.2	53.0	108.4	146.3	130.8	59.7	42.9	74.2
Weighted average number of
shares outstanding (in ‘000s)
Basic	120,573	120,531	120,492	120,464	120,428	120,401	120,359	120,320
Diluted	121,408	121,558	121,622	121,649	121,656	121,577	121,599	121,529
(1)	Quarterly results reflect the acquisition of Prewett on October 15, 2007 (Q1 2008) from the date of acquisition.
(2)	Net earnings, Net earnings per share and Total assets reflect the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.

The activewear business is seasonal and we have historically experienced quarterly fluctuations in operating results. Typically, demand for our T-shirts is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. Demand for fleece is typically highest, as a result of cooler weather, in the third and fourth quarters of each fiscal year. The seasonality of specific product-lines is consistent with that experienced by other companies in the activewear industry. For our sock products, demand is typically highest in the first and fourth quarters of each fiscal year, stimulated largely by the cooler weather, the need to support requirements for the back-to-school period and the peak retail selling during the Christmas holiday season. Management anticipates that the seasonality in sales we have historically experienced will continue in the future, although it is expected to be somewhat mitigated by our product diversification should fleece and sock products account for a higher proportion of our total sales.

Historically, throughout the year, we have operated our mature facilities at full capacity in order to be cost efficient. Consequently, with the seasonal sales trends of our business, we experience fluctuations in our inventory levels throughout the year, in particular a build-up of inventory levels in the first half of the year. In the current economic environment, we intend to prudently manage our inventory levels in relation to market conditions as they evolve, and we will evaluate the need for production downtime as required to align inventories with demand.

Net Sales

Net sales for the first quarter of fiscal 2009, which is seasonally the lowest quarter of the fiscal year for our activewear sales, amounted to $184.0 million, down 26.5% from $250.5 million in the first quarter of fiscal 2008. The decrease in net sales was due to a 28.0% decline in activewear and underwear unit volumes, a decrease of 16.9% in sock sales and more unfavourable activewear product-mix. The lower unit volumes were due to an 11.6% decline in overall industry unit shipments by U.S. wholesale distributors to screenprinters and the significant impact of inventory reductions during the quarter by U.S. wholesale distributors, which more than offset Gildan’s increased market share penetration in the U.S. screenprint channel.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.6

MANAGEMENT’S DISCUSSION AND ANALYSIS

Market growth and share data presented for the U.S. wholesale distributor channel is based on the S.T.A.R.S. Report produced by ACNielsen Market Decisions. The table below summarizes the S.T.A.R.S. data for the calendar quarter ended December 31, 2008:

	Three months ended		Three months ended
	December 31,		December 31,
	2008 vs. 2007		2008	2007
	Unit Growth		Market Share
	Gildan	Industry	Gildan
All products	(4.7)%	(11.6)%	53.3%	49.3%
T-shirts	(3.8)%	(10.9)%	54.2%	50.0%
Fleece	(7.1)%	(12.0)%	51.9%	49.1%
Sport shirts	(25.7)%	(25.8)%	35.4%	35.4%

Gildan achieved market share gains in both the T-shirt and fleece categories, while our market share for sport shirts remained flat compared to the same period last year. In the T-shirt category, we increased our market share by approximately 4 percentage points to 54.2% . Similarly in the fleece category we increased our market share to 51.9% compared to 49.1% in the same period last year.

Activewear unit shipments to Canada and our international markets were down by 20.3% for the first quarter of fiscal 2009. The Canadian market reflected the biggest decline, which was impacted by inventory reductions by distributors. While sales in Europe for the first quarter of fiscal 2009 were slightly below first quarter fiscal 2008 levels, shipments in the last two months of the first quarter of fiscal 2009 were up year over year. Although sales in Mexico represent a small portion of our total international business, sales in Mexico were up significantly during the quarter, benefiting from the improved sales and distribution infrastructure that has been implemented.

Sales of socks for the first quarter of fiscal 2009 included an extra two weeks of sales from the Prewett acquisition, which was effective from October 15, 2007. However, unit sales of socks decreased due to the elimination of unprofitable sock product-lines during fiscal 2008, and a reduction in inventories carried by retailers. Unit sales of Gildan socks from Gildan’s major retail customers to consumers were essentially unchanged compared with the previous year, in spite of weak overall retail market conditions.

Gross Profit

Gross profit for the first quarter of fiscal 2009 was $38.9 million, or 21.1% of net sales, compared to $65.6 million, or 26.2% of net sales during the first quarter of fiscal 2008. The decline in gross margins was due to significantly higher cotton and energy costs, more unfavourable activewear product-mix due to a lower proportion of high-valued fleece and long-sleeve T-shirts, higher depreciation expenses absorbed in cost of sales, a higher proportion of sales of socks compared to activewear, the temporary impact of additional packaging costs related to a transition in sock private label brands for Gildan’s largest retail customer, which is being implemented in the second half of fiscal 2009, and higher labour costs. These factors were partially offset by increased manufacturing efficiencies, the non-recurrence of sock inventory write-downs in the first quarter of fiscal 2008 and higher net selling prices compared to the first quarter of last year.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses in the first quarter of fiscal 2009 were $33.5 million, or 18.2% of sales, compared to $31.7 million, or 12.7% of sales, in the first quarter of last year. Higher SG&A expenses reflected a $1.8 million impact of an increase in accounts receivable provisions, together with higher professional and legal fees, partially offset by lower volume-related distribution expenses and the impact of the reduction in the value of the Canadian dollar on Gildan’s corporate administrative expenses.

Restructuring and Other Charges

In fiscal 2006 and 2007, we announced the closure, relocation and consolidation of manufacturing and distribution facilities in Canada, the United States and Mexico, as well as the relocation of our corporate office. In addition, in the third quarter of fiscal 2008, we announced the planned consolidation of our Haiti sewing operation to be finalized in the first half of fiscal 2009. The costs incurred in connection with these initiatives have been recorded as restructuring and other charges.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Restructuring charges of $0.9 million in the first quarter of fiscal 2009 included $0.3 million of additional severance relating to the closures noted above, and $0.6 million of exit costs, mainly for the closure of the Haiti sewing facility. Restructuring charges of $0.8 million in the first quarter of fiscal 2008 were composed of $1.1 million of other exit costs, primarily related to the closures noted above, including carrying and dismantling costs associated with assets held for sale, less a gain of $0.3 million recognized on the disposal of assets held for sale.

Assets held for sale of $10.5 million as at January 4, 2009 (October 5, 2008 - $10.5 million; December 30, 2007 - $12.7 million) include property, plant and equipment at these various locations. We expect to incur additional carrying costs relating to these assets, which will be accounted for as restructuring charges as incurred during fiscal 2009, until all property, plant and equipment related to the closures are disposed of. Any gains or losses on the disposition of the assets held for sale will also be accounted for as restructuring charges as incurred.

Financial Expense, net

Net financial expense amounted to $0.2 million during the first quarter of fiscal 2009, compared to net financial expense of $2.7 million in the same period last year. The decrease in net financial expense in the quarter resulted primarily from a decrease in interest expense of $1.9 million and an increase in foreign exchange gains of $0.7 million. The decrease in interest expense was due to higher average borrowings during the first quarter of fiscal 2008 to finance the acquisition of Prewett and the impact of lower average interest rates during the first quarter of fiscal 2009.

Income Taxes

Income tax expense for the first quarter of fiscal 2009 was $0.3 million compared to an income tax expense of $2.1 million in the first quarter of fiscal 2008. Excluding the impact of restructuring and other charges, the effective income tax rate in the first quarter of fiscal 2009 was 6.0% compared to an effective income tax rate of 6.8% for the same period last year.

Net Earnings

Net earnings were $4.3 million, or $0.04 per share on a diluted basis, for the first quarter ended January 4, 2009, compared with net earnings of $27.9 million, or $0.23 per share on a diluted basis in the first quarter of fiscal 2008.

The reduction in net earnings and earnings per share (EPS) on a diluted basis in the first quarter compared to last year was primarily due to significantly lower unit sales volumes, combined with higher cotton and energy costs reflected in inventories consumed in cost of sales during the quarter, more unfavourable activewear product-mix, and increased provisions for accounts receivable. Cotton costs are projected to be at their highest point during the year in the first quarter of fiscal 2009, and were at their lowest point during fiscal 2008 in the first quarter. These negative factors were partially offset by favourable manufacturing efficiencies and higher net selling prices for activewear, compared to the first quarter of fiscal 2008. Our results were within our EPS guidance range of $0.00 - $0.05 for the first quarter of fiscal 2009, provided on December 11, 2008. Compared to our EPS guidance for the quarter, the impact of lower than projected selling price discounts was offset by lower than projected unit sales volumes due to continuing inventory destocking by U.S. wholesale distributors, and increased provisions for accounts receivable.

FINANCIAL CONDITION

Accounts receivable of $98.8 million as at January 4, 2009 reflected decreases of $123.4 million compared to accounts receivable of $222.2 million at the end of fiscal 2008 and $53.2 million compared to the end of the first quarter of fiscal 2008. The decrease in accounts receivable from the end of fiscal 2008 reflected a lower seasonal level of sales and a decline in days sales outstanding consistent with prior years due to seasonal programs invoiced with extended payment terms maturing in the first quarter. The decrease in accounts receivable compared to the first quarter of fiscal 2008 primarily reflected the 26.5% sales decline over the prior year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Inventories of $386.4 million were up $70.2 million, or 22.2% from October 5, 2008 and up $91.8 million, or 31.2% compared to the first quarter of fiscal 2008. Consistent with prior years, our activewear inventories increased during the first quarter of our fiscal year, as we do not adjust production levels to match seasonal sales patterns. The increase in activewear inventories over the fourth quarter of fiscal 2008 was partially offset by a seasonal decrease in sock inventories. The increase in inventories from the first quarter of fiscal 2008, resulted from a higher seasonal build-up of activewear inventories and higher unit costs due to increases in cotton and energy prices. The Company will carefully monitor its inventory levels in relation to market conditions as they evolve, and may schedule production downtime where required to realign inventories with market demand.

Property, plant and equipment, which are net of accumulated amortization, including asset impairment losses, amounted to $435.2 million at January 4, 2009, a decrease of $1.3 million compared to $436.5 million at October 5, 2008. The decrease was primarily due to net capital expenditures of $13.7 million, mainly for the capacity expansion projects in Honduras, offset by depreciation of property, plant and equipment of $15.0 million.

Intangible assets amounted to $59.2 million as at January 4, 2009 compared to $60.0 million at the end of fiscal 2008. The decrease related to the amortization of intangible assets for the first quarter of fiscal 2009. Goodwill of $6.7 million at the end of the first quarter of fiscal 2009 related to the acquisition of Prewett in October 2007. In light of the current economic and market conditions, including the negative impact on our current results, we deemed it appropriate to perform an impairment test on our goodwill in the first quarter of fiscal 2009 by comparing the fair value of the reporting unit associated with the goodwill to its carrying value. Management concluded that there has been no impairment in the value of goodwill carried on the interim consolidated balance sheet as at January 4, 2009. In addition, management concluded that the carrying value of intangible assets was fully recoverable as at January 4, 2009.

Total assets were $1,043.5 million as at January 4, 2009, compared to $1,101.3 million at the end of the previous year. Working capital was $363.1 million as at January 4, 2009 compared to $355.2 million as at October 5, 2008. The current ratio at the end of the first quarter of fiscal 2009 was 3.5 compared to 2.7 at the end of fiscal 2008.

Accounts payable and accrued liabilities amounted to $124.6 million at January 4, 2009, compared to $155.7 million at the end of fiscal 2008. The decrease of $31.1 million was primarily due to seasonal factors and lower capital spending.

Income taxes payable were $17.4 million at January 4, 2009 compared to $46.6 million at October 5, 2008. The decrease in income taxes payable was mainly due to a payment of $23.8 million related to the settlement of the Canada Revenue Agency audit as announced in December 2008 and as described in Note 14 to the 2008 annual audited Consolidated Financial Statements.

CASH FLOWS

Cash flows from operating activities in the first quarter of fiscal 2009 were $15.9 million down from $103.4 million for the previous year. The decrease in cash inflow was primarily due to lower cash operating earnings, higher seasonal increases in inventories, a higher seasonal decline in accounts payable and accrued liabilities and income tax payments of $23.8 million in respect of prior fiscal years, offset by a larger seasonal decrease in accounts receivable compared to the first quarter of fiscal 2008.

Cash flows used in investing activities were $12.1 million in the first quarter of fiscal 2009, compared to $169.2 million in the previous year. The decrease of $157.1 million was mainly due to the acquisition of Prewett in the first quarter of fiscal 2008 for a purchase price of $126.8 million, plus a contingent payment of $10.0 million, which was placed in escrow. The remaining decrease was mainly due to lower capital expenditures, as the Rio Nance 2 and Rio Nance 3 projects were being ramped up during the first quarter of last year.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

We generated free cash flow1 of $2.9 million in the first quarter of fiscal 2009 compared to $71.0 million for the same period last year, mainly as a result of lower cash flows from operating activities.

Cash flows used in financing activities were $1.5 million in the first quarter of fiscal 2009 compared to cash inflows of $70.2 million in the first quarter last year. The decrease in use of funds related mainly to a net amount of $71.0 million drawn on our revolving long-term credit facility in the first quarter of fiscal 2008 to finance the acquisition of Prewett in October 2007.

We ended the first quarter of fiscal 2009 with cash and cash equivalents of $14.4 million compared to $12.4 million at the end of fiscal 2008. Total indebtedness2 as at January 4, 2009 amounted to $51.2 million compared to $130.8 million at the end of the first quarter of fiscal 2008 and $53.0 million at the end of fiscal 2008. We had $45 million drawn from our revolving long-term credit facility as at the end of the first quarter of fiscal 2009 and as at October 5, 2008. In addition, an amount of $1.0 million has been committed against this facility to cover various letters of credits. In fiscal 2008, we used our revolving long-term credit facility, in addition to our cash flow from operations, to finance the acquisition of Prewett and capital expenditures of our major capacity expansion projects in Honduras. Indebtedness to fund the acquisition of Prewett was fully repaid using operating cash flows during fiscal 2008.

LIQUIDITY AND CAPITAL RESOURCES

In recent years, we have funded our operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements and business acquisitions. Our primary uses of funds on an ongoing basis are for capital expenditures for new manufacturing facilities, inventories, accounts receivable, and business acquisitions. In fiscal 2009, we are also using funds for the payment of income taxes pursuant to the Company’s settlement of its transfer pricing audit with the Canada Revenue Agency as announced in December 2008.

On October 30, 2007, we increased our committed long-term credit facility to $400 million, on an unsecured basis, which matures in June 2013. We believe that our cash flow from operating activities together with the unused portion of our credit facilities will provide us with sufficient liquidity and capital resources in fiscal 2009 to fund our anticipated working capital, capital expenditure requirements and income tax payments.

A major objective for the Company in fiscal 2009 will be to maintain its strong financing position and ensure that it continues to be in a position to take advantage of any strategic growth opportunities that may arise. In the current economic environment, Gildan intends to prudently manage both receivable and inventory levels and its capital expenditures. Inventories will be carefully monitored in relation to market conditions as they evolve, and we will evaluate the need for production downtime as required to align inventories with sales demand. We are continuing to defer construction of the Rio Nance 5 facility until the economic outlook in support of further major capacity expansion becomes clearer. In addition, we have decided to proceed cautiously on other expansion projects and defer the ramp-up of our second sock manufacturing facility (Rio Nance 4) in Honduras. We plan to transfer our U.S. sock finishing operations to an existing leased facility in Honduras in order to achieve planned manufacturing efficiencies without incurring major capital costs or creating significant new industry overcapacity. The Rio Nance 4 building will be utilized as a distribution centre while sock capacity expansion requirements are re-assessed. Capital expenditures for fiscal 2009 are now projected at approximately $80 million, compared with our previous forecast of $115 million and our original projection of $160 million in August 2008.

The projected capital investments primarily include estimated expenditures related to investments to complete the construction of the building for the Rio Nance 4 facility in Honduras, incremental capacity expansions at existing facilities, a biomass combustion energy project in the Dominican Republic and capital investments related to the expansion of our sales and marketing infrastructure in Barbados following the integration of our retail activities.

______________________
[1]

Free cash flow is comprised of cash flows from operating activities, including net changes in non-cash working capital balances, less cash used in investing activities, excluding business acquisitions. See page 19.

[2]	Total indebtedness is comprised of bank indebtedness and long-term debt (including the current portion). See page 19.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.10

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. We do not currently pay a dividend. However, the Company’s Board of Directors periodically evaluates the merits of introducing a dividend.

Contractual Obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. The following table sets forth our contractual obligations by period, excluding interest on long-term debt, for the following items as at January 4, 2009:

		Less than	1 to 3	4 to 5	More than
(in $ millions)	Total	1 year	years	years	5 years
Long-term debt	51.2	2.5	3.7	45.0	-
Operating leases	43.5	6.4	18.7	7.9	10.5
Purchase obligations	264.5	234.8	29.7	-	-
Other obligations	44.9	44.9	-	-	-
Total Contractual Obligations	404.1	288.6	52.1	52.9	10.5

We expect that cash flows from our operating earnings, together with our year-end cash balances and unutilized bank facilities, will be sufficient to meet our obligations for the foreseeable future.

Outstanding Share Data

Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL). As at January 31, 2009, there were 120,637,793 common shares issued and outstanding along with 1,081,328 stock options and 890,112 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company relative to a benchmark group of Canadian publicly-listed companies.

LEGAL PROCEEDINGS

Securities Class Actions

The Company and certain of its senior officers have been named as defendants in a number of proposed class action lawsuits filed in the United States District Court for the Southern District of New York. These U.S. lawsuits have been consolidated, and a consolidated amended complaint has been filed. A proposed class action has also been filed in the Ontario Superior Court of Justice and a petition for authorization to commence a class action has been filed in the Quebec Superior Court. Each of these U.S. and Canadian lawsuits, which have yet to be certified as a class action by the respective courts at this stage, seek to represent a class comprised of persons who acquired the Company’s common shares between August 2, 2007 and April 29, 2008 and allege, among other things, that the defendants misrepresented the Company’s financial condition and its financial prospects in its financial guidance concerning the 2008 fiscal year, which was subsequently revised on April 29, 2008. The U.S. lawsuits are based on United States federal securities laws. In addition to pursuing common law claims, the Ontario action proposes to seek leave from the Ontario court to also bring statutory misrepresentation civil liability claims under Ontario’s Securities Act and an amended complaint along with affidavit evidence for leave to pursue such statutory liability claims and class certification have been filed. The Company strongly contests the basis upon which these actions are predicated and intends to vigorously defend its position. However, due to the inherent uncertainties of litigation, it is not possible to predict the final outcome of these lawsuits or determine the amount of any potential losses, if any. No provision for contingent loss has been recorded in the unaudited interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.11

MANAGEMENT’S DISCUSSION AND ANALYSIS

OUTLOOK

We believe there is increasing uncertainty regarding the severity and duration of the current economic and financial crisis. In addition, continuing weak end-use demand and tighter credit markets may affect the financial condition and liquidity of wholesale customers, resulting in increased credit risk and a need for the Company to prudently balance short-term market share considerations with such increased customer credit risk.

Gildan’s operations are performing well, and the Company believes that its strong competitive positioning, combined with its strong balance-sheet and free cash flow generation, will allow it to take advantage of potential opportunities resulting from any industry rationalization or restructuring that may occur as a result of a prolonged industry downturn and crisis in liquidity.

A discussion of management’s expectations as to our outlook for fiscal 2009 is contained in our first quarter fiscal 2009 earnings results press release dated February 11, 2009. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and on our website at www.gildan.com.

FINANCIAL RISK MANAGEMENT

This section of the MD&A provides disclosures relating to the nature and extent of the Company’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk and interest rate risk, and how the Company manages those risks. The disclosures under this section, in conjunction with the information in Note 11 to the unaudited interim consolidated financial statements (“Financial Instruments”), are designed to meet the requirements of the Canadian Institute of Chartered Accountants Handbook Section 3862, “Financial Instruments-Disclosures”, and are therefore incorporated into, and are an integral part of, the unaudited interim consolidated financial statements.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s trade receivables. The Company may also have credit risk relating to cash and cash equivalents and forward foreign exchange contracts, which it manages by dealing only with highly-rated North American and European financial institutions. The carrying amount of financial assets, as disclosed in Note 11 to the unaudited interim consolidated financial statements, represents the Company’s credit exposure at the reporting date, including trade receivables. Our trade receivables and credit exposure fluctuate throughout the year based on the seasonality of our sales and other factors. The Company’s average trade receivables and credit exposure during an interim reporting period may be higher than the balance at the end of that reporting period.

The Company’s credit risk for trade receivables is concentrated, as the majority of its sales are to a relatively small group of wholesale distributors and mass-market retailers. As at January 4, 2009, the Company’s ten largest trade debtors accounted for 75.8% of trade accounts receivable, of which one wholesale customer accounted for 21.9% and one retailer accounted for 19.1% . Of the Company’s top ten trade debtors, five are wholesale distributors, and nine are located in the United States. The remaining trade receivable balances are dispersed among a larger number of debtors across many geographic areas including the United States, Canada, Europe, Mexico and Australia.

Most sales are invoiced with payment terms of between 30 to 60 days. In accordance with industry practice, sales to wholesale distributors of certain seasonal products, primarily in the second half of the fiscal year, are invoiced with extended payment terms, generally not exceeding six months.

The Company’s customers have generally been transacting with the Company or its subsidiaries for over five years, and credit losses have not been material during that period. With the exception of the largest wholesale distributor, which is owned by a large private equity firm and largely financed by publicly traded bonds, most of our wholesale distributor customers are privately-held owner-managed enterprises. Many distributors are highly-leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with accounts receivable and inventory pledged as collateral. The financial leverage of certain of our wholesale distributor customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing, and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company’s retail customers varies significantly. Adverse changes in a customer’s financial position could cause us to limit or discontinue business with that customer, require us to assume more credit risk relating to that customer’s future purchases or result in uncollectible accounts receivable from that customer. Future credit losses relating to any one of our top ten customers could be material and could result in a material charge to earnings. The likelihood of such losses occurring has increased given the current economic downturn.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.12

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s extension of credit to customers involves considerable judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company’s international sales office in Barbados. Where available, the Company’s credit department periodically reviews external ratings and customer financial statements, and in some cases obtains bank and other references. New customers are subject to a specific vetting and pre-approval process. From time to time, the Company will temporarily transact with customers on a prepayment basis where circumstances warrant. While the Company’s credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective, or that the Company’s low credit loss experience will continue.

Customers do not provide collateral in exchange for credit, except in unusual circumstances. Receivables from selected customers are partially covered by credit insurance, with amounts usually limited to 20% of the value of the Company’s exposure. The information available through the insurance company is also considered in the decision process to determine the credit limits assigned to customers. This policy contains the usual clauses and limits regarding the amounts that can be claimed by event and by year of coverage. The Company did not file any claim against this credit insurance policy for the three month period ended January 4, 2009.

The Company’s exposure to credit risk for trade receivables by geographic area and type of customer was as follows as at:

(in $ millions)	January 4, 2009	October 5, 2008

United States	68.7	176.0
Europe	7.8	11.9
Canada	4.4	14.2
Other regions	3.3	4.2
Total trade receivables	84.2	206.3

(in $ millions)	January 4, 2009	October 5, 2008

Distributors and screenprinters	46.5	166.2
Mass-market and regional retailers	37.7	40.1
Total trade receivables	84.2	206.3

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.13

MANAGEMENT’S DISCUSSION AND ANALYSIS

The aging of trade receivable balances was as follows as at:

(in $ millions)	January 4, 2009	October 5, 2008

Not past due	67.5	186.0
Past due 0-30 days	15.4	15.7
Past due 31-120 days	5.1	5.1
Past due 121-180 days	0.8	2.3
Past due over 180 days	-	-

Trade receivables	88.8	209.1
Less allowance for doubtful accounts	(4.6)	(2.8)

Total trade receivables	84.2	206.3

The movement in the allowance for doubtful accounts in respect of trade receivables was as follows:

(in $ millions)	Three months ended	Twelve months ended
	January 4, 2009	October 5, 2008
Balance, beginning of period	2.8	2.0
Bad debt expense	1.8	4.5
Write-off of accounts receivable	-	(4.0)
Increase due to acquisition of Prewett	-	0.3
Balance, end of period	4.6	2.8

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. We require continued access to capital markets to support our operations as well as to achieve our strategic plans. We rely on cash resources, debt and cash flows generated from operations to satisfy our financing requirements. Any impediments to our ability to continue to meet the covenants and conditions contained in our revolving credit facility as well as our ability to access capital markets, or the failure of a financial institution participating in our credit facility, or an adverse perception in capital markets of our financial condition or prospects, could have a material impact on our financing capability. In addition, our access to financing at reasonable interest rates could become influenced by the economic and credit market environment.

We manage liquidity risk through the management of our capital structure and financial leverage, as outlined in Note 20 to the 2008 annual audited Consolidated Financial Statements (“Capital Disclosures”). In addition, we manage liquidity risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of our sales and receipts. We also monitor the impact of credit market conditions in the current environment. The Board of Directors reviews and approves the Company’s operating and capital budgets, as well as any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures.

The Company has a committed revolving credit facility for a maximum of $400 million which expires in June 2013 and which is subject to a one-year extension on an annual basis. The Company’s revolving credit facility is subject to various covenants and conditions. The Company was in compliance with all covenants as at January 4, 2009. This facility is unsecured and amounts drawn bear interest at LIBOR rates or U.S. base rate plus an applicable margin. As at January 4, 2009, $45.0 million was drawn under this facility, bearing an effective interest rate of 1.78% . As at October 5, 2008, $45.0 million was drawn under this facility bearing an effective interest rate of 4.75% .

The Company’s only derivative financial instruments as at January 4, 2009 were forward foreign exchange contracts, for which notional amounts, maturities, average exchange rates and the carrying and fair values are disclosed in Note 11 to the unaudited interim consolidated financial statements.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

Please refer to the “Financial Risk Management” section of the Company’s 2008 Annual MD&A for details of the contractual maturities of financial liabilities.

Foreign Currency Risk

The majority of the Company’s cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company’s functional and reporting currency. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside of the United States and head office expenses in Canada. The Company’s exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the British Pound and the Euro exchange rates. For the Company’s foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company’s cash flows and the reported amounts for sales and SG&A expenses in its consolidated statement of earnings, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain or loss in the statement of earnings.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical, and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and balance sheet exposures, and from time-to-time will authorize the use of derivative financial instruments such as forward foreign exchange contracts to economically hedge a portion of foreign currency cash flows, with maturities of up to two years. The Company does not use forward foreign exchange contracts for speculative purposes.

As at January 4, 2009 all outstanding forward foreign exchange contracts were reported on a mark-to-market basis and the gains and losses were included in earnings. The Company elected not to apply hedge accounting for these derivatives.

Please refer to the “Financial Risk Management” section of the Company’s 2008 Annual MD&A for further details of the Company’s significant foreign currency exposures.

Interest Rate Risk

The Company’s interest rate risk is primarily related to the Company’s revolving long-term credit facility, for which amounts drawn are primarily subject to LIBOR rates in effect at the time of borrowing, plus a margin. Although LIBOR-based borrowings under the credit facility can be fixed for periods of up to six months, the Company generally fixes rates for periods of one to three months. The interest rates on amounts currently drawn on this facility and on any future borrowings will vary and are unpredictable.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time, but it has not done so in recent years.

CRITICAL ACCOUNTING ESTIMATES

Our significant accounting policies are described in Note 2 to our 2008 audited annual Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ materially from those estimates. In addition, although our critical accounting estimates remain substantially unchanged from those that were disclosed in our 2008 Annual MD&A, there is a likelihood that these estimates may materially change, or new estimates may be required, given the current uncertain economic conditions.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.15

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management believes that the following accounting estimates require assumptions to be made about matters that are highly uncertain.

  Allowance for Doubtful Accounts;
  Inventory Obsolescence;
  Sales Promotional Programs;
  Recoverability of Long-Lived Assets;
  Income Taxes; and
  Business Acquisitions.

For a more detailed discussion of these estimates, readers should review the “Critical Accounting Estimates” section of the 2008 Annual MD&A.

ADOPTION OF NEW ACCOUNTING STANDARDS

Effective the commencement of its 2009 fiscal year, the Company adopted CICA Handbook Section 3031, Inventories, Section 1400, General Standards of Financial Statement Presentation and Section 3064, Goodwill and Intangible Assets. For a detailed description of the new accounting standards, please refer to Note 3 of the unaudited interim consolidated financial statements.

FUTURE ACCOUNTING STANDARDS

Recent Accounting Pronouncements

In January 2009, the Emerging Issues Committee (EIC) of the Canadian Accounting Standards Board (AcSB) issued EIC Abstract 173, Credit Risk and Fair Value of Financial Assets and Financial Liabilities, and the CICA issued Handbook Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests. For a detailed description of the future accounting standards, please refer to Note 4 of the unaudited interim consolidated financial statements.

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that IFRS, as issued by the International Accounting Standards Board, will replace Canadian generally accepted accounting principles for publicly accountable enterprises effective for fiscal years beginning on or after January 1, 2011. As a result, the Company will be required to change over to IFRS for its fiscal 2012 interim and annual financial statements with comparative information for fiscal 2011.

In preparation for the changeover to IFRS, the Company has developed an IFRS transition plan. The Company is currently in the process of completing its initial phase, comprised of a diagnostic process, which involves a comparison of the Company’s current accounting policies under Canadian generally accepted accounting principles with IFRS. The identified differences will be analyzed and addressed according to the level of impact they will have on the key elements of the transition plan. These key elements include: accounting policies, including choices among policies permitted under IFRS; information technology and data systems; internal control over financial reporting; disclosure controls and procedures, including investor relations and external communications plans; and business activities.

As the IFRS transition plan progresses, the Company will continue to report on the status of the transition plan and provide more detailed information of the impact on the key elements indicated above.

RELATED PARTY TRANSACTIONS

We have transactions with Frontier, which manages the operations of CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier were $38.1 million, along with $0.2 million relating to management fees for the three months ended January 4, 2009. As at January 4, 2009, we had an outstanding payable to Frontier of $29.9 million.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.16

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s annual evaluation and report on the effectiveness of internal control over financial reporting as of our most recent fiscal year ended October 5, 2008 was included in the 2008 Annual MD&A, and was based on the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of October 5, 2008. There have been no material changes in internal control over financial reporting since October 5, 2008.

RISKS AND UNCERTAINTIES

In addition to the risks previously described under the section “Financial Risk Management” and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or business, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks described below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

The risks described in our 2008 Annual MD&A included discussions relating to the following important factors:

  Our ability to implement our strategies and plans;
  Our industry is competitive;
  Our industry is affected by general economic conditions;
  Our customers do not commit to purchase minimum quantities;
  Our production volume may differ from market demand;
  Our success depends on our ability to anticipate evolving consumer preferences and trends;
  We rely on a relatively small number of significant customers;
  The price of the raw materials we buy is prone to significant fluctuations;
  We depend on key suppliers;
  We are subject to international trade regulation;
  We currently pay income tax at a comparatively low effective rate, which could change in the future;
  Our operations are subject to climate, political, social and economic risks;
  Our operations are subject to environmental regulation;
  Our business operations significantly rely on our information systems;
  Our operations could be affected by changes in our relationship with our employees or changes to domestic and foreign employment regulations;
  We may suffer negative publicity if we, or our third party contractors, are found to have violated labour laws or engage in labour and other business practices that are viewed as unethical; and
  We depend on key management.

For a more detailed discussion of these potential business risks, readers should review the “Risks and Uncertainties” section of the 2008 Annual MD&A and the Annual Information Form filed by Gildan with the Canadian securities regulatory authorities and the Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission as well as our first quarter interim reports similarly filed.

DEFINITION AND RECONCILIATION OF NON-GAAP MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this report and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.17

MANAGEMENT’S DISCUSSION AND ANALYSIS

Adjusted Net Earnings and Adjusted Diluted EPS

To measure our performance from one period to the next, without the variations caused by the impacts of restructuring and other charges as discussed on page 7, management uses adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding these items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring.

	Q1 2009	Q1 2008
(in $ millions, except per share amounts)		Recast(1)
Net sales	184.0	250.4
Cost of sales	145.1	184.9
Gross profit	38.9	65.5
Selling, general and administrative expenses	33.5	31.7
Restructuring and other charges	0.9	0.8
Operating income	4.5	33.0
Financial expense, net	0.2	2.7
Non-controlling interest in consolidated joint venture	(0.4)	0.3
Earnings before income taxes	4.7	30.0
Income taxes	0.3	2.1
Net earnings and comprehensive income	4.4	27.9
Adjustments for:
Restructuring and other charges(2)	0.9	0.8
Adjusted net earnings	5.3	28.7

Basic EPS	0.04	0.23
Diluted EPS	0.04	0.23
Adjusted diluted EPS	0.04	0.24
Certain minor rounding variances exist between the financial statements and this summary.

(1)	Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements and the changes to classifications in the statement of earnings and comprehensive income as discussed on page 5.
(2)	Adjustment to remove restructuring and other charges and the income tax effect thereon. See page 7.

EBITDA

EBITDA is calculated as earnings before interest, taxes and depreciation and amortization and excludes the impact of restructuring and other charges as discussed on page 7, as well as the non-controlling interest in consolidated joint venture. We use EBITDA, among other measures, to assess the operating performance of our business. We also believe this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. We exclude depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost. Excluding these items does not imply they are necessarily non-recurring.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.18

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in $ millions)	Q1 2009	Q1 2008
		Recast(1)
Net earnings	4.4	27.9
Restructuring and other charges (2)	0.9	0.8
Depreciation and amortization	15.9	12.4
Variation in depreciation included in inventories	(4.4)	(1.4)
Interest, net	0.9	2.8
Income tax expense	0.3	2.1
Non-controlling interest of consolidated joint venture	(0.4)	0.3

EBITDA	17.6	44.9
Certain minor rounding variances exist between the financial statements and this summary.

(1)	Reflects the impact of the change in accounting policy as described in Note 3 to the unaudited interim consolidated financial statements.
(2)	See page 7.

Free Cash Flow

Free cash flow is defined as cash from operating activities including net changes in non-cash working capital balances, less cash flow used in investing activities excluding business acquisitions. We consider free cash flow to be an important indicator of the financial strength and performance of our business, because it shows how much cash is available after capital expenditures to repay debt and to reinvest in our business. We believe this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

(in $ millions)	Q1 2009	Q1 2008
Cash flows from operating activities	15.9	103.4
Cash flows used in investing activities	(12.1)	(169.2)
Add back:
Business acquisitions	-	126.8
Restricted cash related to acquisition	(0.9)	10.0
Free cash flow	2.9	71.0

Certain minor rounding variances exist between the financial statements and this summary.

Total Indebtedness and Net Indebtedness

We consider total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Q1 2009	Q4 2008	Q1 2008
Current portion of long-term debt	3.0	3.6	4.6
Long-term debt	48.2	49.4	126.2
Total indebtedness	51.2	53.0	130.8
Cash and cash equivalents	(14.4)	(12.4)	(13.6)
Net indebtedness	36.8	40.6	117.2

Certain minor rounding variances exist between the financial statements and this summary.

FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risks and Uncertainties” section and the risks described under the section “Financial Risk Management” of the 2008 Annual MD&A, as subsequently updated in this interim MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast or projection in such forward-looking information, include, but are not limited to:

  general economic conditions such as commodity prices, currency exchange rates, interest rates and other factors over which we have no control;
  the impact of economic and business conditions, industry trends and other external, political and social factors in the countries in which we operate;
  the intensity of competitive activity;
  changes in environmental, tax, trade, employment and other laws and regulations;
  our ability to implement our strategies and plans;
  our ability to complete and successfully integrate acquisitions;
  our reliance on a small number of significant customers;
  changes in consumer preferences, customer demand for our products and our ability to maintain customer relationships and grow our business;
  the fact that our customers do not commit to minimum quantity purchases;
  the seasonality of our business;
  our ability to attract and retain key personnel;
  our reliance on computerized information systems;
  changes in accounting policies and estimates; and
  disruption to manufacturing and distribution activities due to labour disruptions, bad weather, natural disasters and other unforeseen adverse events.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s fiscal 2009 financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

February 11, 2009

QUARTERLY SHAREHOLDER REPORT – Q1 2009 P.20